November 24, 2020

RE: CR Global Holdings, Inc. 2600 Barrett Street Virginia Beach, VA 23452

Narrative for change in equity

Change in Equity 12/2018‐6/2019 was $681,587 Net business income	$423,433
Close out equity accounts to Retained Earnings	$258,154
Total	$681,587
Change in Equity 7/2019‐12/2019 $145,342
Net business income	$167,814
Shareholder distribution from earnings	‐$22,472
Total	$145,342
Change in Equity 1/2020‐6/2020 was ($813,840)
Net business income	$230,845
Distributions and to close out the equity accounts	‐$280,630
Close out the equity accounts	‐$764,055
Total	‐$813,840